BRITVIC plc

RECEIVED

2007 JUN -5 A 8:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 May 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

07024039

SUPPL

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Please find enclosed a copy of our interims results announcement released to the London Stock Exchange today.

Yours faithfully

John Price

John Price
Company Secretary

Encs.

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

dlw 6/5

Britvic plc ('Britvic')
Interim Results

Britvic today announces its Interim Results for the 28 weeks ended 15 April 2007 ('the period').

	28 weeks ended 15 April 2007 £m	28 weeks ended 16 April 2006 £m	% change
Total Branded Revenue	353.6	323.5	9.3
Stills Revenue	*166.8*	*153.7*	*8.5*
Carbonates Revenue	*175.2*	*159.8*	*9.6*
EBITDA*	48.2	43.4	11.1
Operating Profit	24.2	18.6	30.1
Operating Profit Margin	*6.8%*	*5.7%*	*1.1%pts*
Free cashflow**	(12.2)	(42.3)	
Net Debt	(309.8)	(362.5)	
Profit after tax	10.9	6.5	67.7
Basic earnings per share	5.0p	3.0p	66.7
Interim dividend per share	3.3p	3.0p	10.0

Note regarding those numbers in this announcement other than those included within the Statutory Accounts: all numbers (other than revenue and dividend per share) are disclosed before exceptional items.
* EBITDA is defined as operating profit before exceptional items, depreciation, amortisation and any gain or loss on disposal of fixed assets
**Free cash flow is defined as net cash flow excluding movements in borrowings, dividend payments and non cash exceptional items

- Britvic out-performed the soft drinks market in both stills and carbonates during the period with strong total branded revenue growth, up 9.3% to £353.6m
  - Stills showed continued good growth with revenues up 8.5%, driven by a strong performance from Britvic's leading brands:
    - The success of Fruit Shoot H_2O, which further strengthened its position as the number one kid's water brand;
    - Continuing growth in Robinsons squash, with the new large pack facilities enabling us to compete effectively with own label;
    - J_2O continues to strengthen its category leadership with the recently launched PET pack performing well.
  - Carbonates saw strong revenue growth of 9.6% in the period driven by:
    - A growing presence in the increasingly important discounters sector;
    - The strength of the Pepsi brand proposition which continues to deliver further market share gains despite an increasingly competitive sector.
- Operating profit up 30.1% at £24.2m with operating profit margin up 1.1%pts to 6.8%
    - Strong top line growth with a continued focus on Average Realised Price (ARP) has helped drive margin improvements;
    - Progress on Product Value Optimisation (PVO) savings mitigating input cost pressures.
- Profit after tax up 67.7% at £10.9m, with a reduction in the effective tax rate from last year.
- Significantly improved free cash flow, up £30.1m on last year, underpins the Board's confidence in proposing an interim dividend per share of 3.3p up 10.0% on prior year.

Paul Moody, Chief Executive commented:

"Britvic's improved performance has been achieved through exploiting our brand strength in the stills category, sustaining core brand activity in carbonates and by further driving revenue through innovation and international expansion. These actions, together with a sharp focus on improving efficiency, optimising working capital and increasing operating margins mean we are very well placed to capture the benefits of the attractive future growth and large size of the soft drinks market.

We have continued to build market share in stills and carbonates and look forward to a second half where we will benefit from several new innovative product launches, such as Robinsons Smooth Juice and Fruit Shoot 100% Juice.

The encouraging trading trends seen over the period have continued through the early weeks of the second half and as a result, we remain confident with regard to the full year outcome. However, as we enter this more important and typically more volatile period, the soft drinks market as a whole will face much stronger comparatives.

The agreement to acquire the soft drinks and distribution businesses of C&C Group plc provides us with a leading position in the soft drinks market in Ireland and a great opportunity to accelerate earnings growth. Additionally, there is exciting potential for anticipated synergies of €14m, brand and product expansion and innovation. This important acquisition for Britvic allows us to grow the business both within the UK and by selective international expansion."

For further information please contact:

Investors:	
John Gibney	+44 (0)1245 504 330
Jo Guano	
Craig Marks	
Media:	
Britvic – main switchboard	+44 (0)1245 261 871
Julian Mears	+44 (0)7834 962542

A presentation for analysts and investors will be held at 9.30am on 21 May 2007 in the Auditorium at Linklaters, 1 Silk Street, EC2Y 8HQ. A live webcast of the presentation including Q&A will be available on Britvic's website www.britvic.com

There will also be a conference call today at 2.30pm (9.30am Eastern Time) primarily for US investors and analysts where there will be an opportunity to ask questions. A recording of the call will be available for seven days. To access this call please dial the access number below and use the pin number given.

Access number	+44 (0)20 8609 0205
Pin number	542386#
Redial number	+44 (0)20 8609 0289
Conference reference	172873#

Notes to editors

Britvic is one of the two leading soft drinks businesses in Great Britain. The Company is the largest supplier of still soft drinks, the faster growing category in the soft drinks market, and the number two supplier of carbonates.

Britvic's broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J_2O and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by the Listing Rules and applicable law, Britvic undertakes no obligation to update or change any forward-looking statements to reflect events occurring after the date such statements are published.

Operating and Financial Review

Chief executive's review

In the 28 weeks ended 15 April 2007 Britvic has delivered a strong performance with revenue increasing by 9.3% due to its out-performance of the market in both stills and carbonates. The strong volume growth has been allied with a sharp focus on growing average realised price (ARP) as we continue to drive effective and efficient promotional activity improving operating margins. These combined factors have resulted in operating profit before exceptional items up 30.1%. This flows through to profit after tax (PAT) up 67.7% and earnings per share (EPS) up 66.7% both before exceptional items. This performance has been acheived against the backdrop of an improving soft drinks market and some easier comparatives, with Britvic's brands growing market share in both stills and carbonates. The strong and improving free cash flow, £30.1m better than the same period last year, has underpinned the Board's decision to propose an interim dividend of 3.3p up 10% on the prior year.

The soft drinks market

The total soft drinks market continued to perform well with market volumes up 1.7%. However the second half of the year is typically much more volatile, influenced last year by both exceptional weather and key events such as the World Cup. There are no major events that are likely to influence the soft drinks market in the summer of 2007, but the weather remains a key factor.

The stills market showed continued growth, with total volumes up 1.7% for the period. Although this is a lower rate than last year we continue to believe that in both the short and long term the stills category will provide the majority of the growth in the total market. Britvic out-performed the stills market with strong volume growth of 7.5%. The slower market growth rate compared to last year is a result of the consumer trend towards health and well-being settling down as consumers have adapted their product repertoire and are consuming across a wider range of categories. Last year we saw a market step change increase in stills volumes that was unlikely to be repeated as we moved into this year. Stills growth continues to marginally outperform carbonates against much tougher comparatives, providing evidence that new consumers are coming into stills but at a slower rate than seen last year. To a degree, we have seen a pendulum effect as consumers switched into stills but have now reverted to a more balanced position across carbonates and stills. The stills market has also been affected by some short term one-off factors such as in pure juice where an increase in raw material cost has in turn been passed on to the consumer and has subsequently supressed volume growth which was nonetheless positive.

The carbonates market showed a marked improvement on the unprecedented volume decline that we experienced in the first half of last year, growing 1.7% over the period. Whilst the pattern of trading over the period is clearly consistent with prior years, the post-Christmas decline was much milder than last year. The category is appearing to show a rebound after the pronounced movement towards 'better for you' stills. Consumers have begun to realise that the no added sugar (NAS) variants of carbonates, all of which other than fruit carbonates are showing growth, are an acceptable 'healthy' proposition. Although an improved performance, the market is not back to the levels of 2004/05, though there was a very strong Easter peak associated with a reasonably prolonged spell of good weather.

Against this background, Britvic's total carbonates volumes grew by 8.1% in the period. Just over half of this performance has been driven by our strategic decision to enter the increasingly important discounters sector of the market. This is a growing sector, stocking leading brands as well as generic and own label ranges, where customer appeal is growing. As a result, we have enjoyed a strong performance that will continue into the second half of the year in absolute terms but will not exhibit the same level of year on year growth.

Britvic's strategy

The strategy has remained focused on the following elements:

Supporting and growing our core brands

We continue to invest in our strong portfolio of brands through both innovation and media promotion, to ensure that they are preferred by consumers.

The Pepsi brand has made further market share gains, attaining a 23.5% share of the cola market for the period, an increase of 1.8%pts on the same period last year. The success enjoyed by the brand in the period reflects strong promotional execution across all key customers. This growth in market share combined with a growing presence of the brand in the discounters sector was achieved without any adverse impact on ARP.

We have invested to further reinforce Robinsons' number one position in the increasingly important squash category. We now have the capability for in-house bottle-blowing for all our large packs leading to a significant cost reduction enabling us to increase our promotional competitiveness. Large pack value share is 3.5%pts ahead of last year in the last 12 weeks driving the overall brand value share by 1.2%pts. Later in the year we will see the launch of the Robinsons squash brand featuring a pack re-design and product improvement centred on no artificial colours or flavours to ensure that the brand maintains its authoritative, category leading position. Over the important summer trading months around £12.5m of marketing support will be given across the Robinsons range behind the new 'Raise them on Robinsons' campaign and this year's Wimbledon on-pack promotion marking the 71st year on the umpire's chair. Fruit Shoot in its "natural" formulation with no artificial flavours and colourings has performed well with its value share rising to 33% in the last 12 weeks, 4.4%pts ahead of last year.

The performance of J_20 continues to strengthen its category leadership both in take-home and on-premise with 7% growth against the prior year. The brand enjoyed a strong Christmas performance driving success for both Britvic and our customers. The PET pack launched in June 2006 has broadened the brand's footprint outside the on-premise heartland and into the take-home channels, gaining new listings. After a successful limited edition period the Orange and Pomegranate flavour has now become the sixth permanent flavour for the product. Our TV advertising campaign 'If H_2O were J_2O', aimed at further growing distribution was well received by consumers.

Our International business continues to achieve improved results, with further distribution gains for Robinsons squash in the recent launch markets of Sweden and Denmark and impressive growth from Fruit Shoot in the Netherlands, where we have developed a brand new TV campaign which airs at the end of May. The success from Robinsons in Denmark and Sweden led to the decision to launch Robinsons High Juice into Finland in May to further build the scale of our business in the Nordic region. Listings have been secured in all major grocery chains and we expect to achieve distribution of around 70% during the summer. A full promotional campaign, including TV advertising, is accompanying the launch.

Innovating / Developing new products

Central to our future success is the ability to innovate further into the large and growing segments of the market. At flotation we outlined our plans focused on the four key themes of naturalness, health and well-being, occasionality and indulgence.

Our three new water brands launched last year, (Fruit Shoot H_2O, Pennine Spring and Drench) have established themselves in a relatively short period. H_2O is perfoming very strongly and now has a market share of nearly 50% with repeat rates of sale at 41%, well ahead of new product benchmarks and relatively low levels of cannibalisation of the core Fruit Shoot brand. For Drench and Pennine Spring, as for most new brand launches, it has been necessary to effect some changes to the proposition in order to optimise their performance. Pennine Spring will be focused solely on the licensed and food service sectors, building on the fact that in the former it is the third largest and fastest growing water brand, with Drench undergoing a packaging re-design and re-positioning to widen its appeal and strengthen its differentiated proposition as a take-home product. From May activity will focus on driving distribution in the convenience and impulse channels and a new advertising campaign will run for 12 weeks from July to September to introduce a compelling new message for the water category and Drench brand.

The 2007 innovation programme is well underway with the re-launch of Fruit Shoot in its "natural" formulation with no artificial flavours and colourings; the launch of the "Really Wild Drinks Company" a range of six natural juice drinks in response to changing guidelines with regard to soft drinks in schools; the introduction of a more modern and premium position for the Britvic mixer and juice range in non-returnable, recyclable bottles; and finally a major brand re-design of brand Pepsi that capitalises upon the trend for personal customisation with multiple designs for each variant being available - the designs will change on a regular basis to ensure that the most contemporary themes are reflected on our packs. All four initiatives are performing well and evidence our expertise in developing products that help us manage the changing legislative framework at the same time as giving consumers relevant choices.

In the remainder of our financial year, we will launch the following:

- Two products manufactured on our new aseptic line, that enables us to deliver great tasting preservative free products that have no artificial ingredients:
    - Robinsons Smooth Juice– a 100% fruit juice blended with barley in 1L PET bottles.
    - Fruit Shoot 100% - a pure juice specifically designed for children.
- The re-designed and re-positioned Drench.
- The re-formulated and re-designed Robinsons squash.

Driving efficiency – improving margins and free cash flow

Our Business Transformation Programme, which we described at the time of flotation as being focused on driving improved efficiency and building capability, is delivering against both objectives – with £11m of annualised savings having been made prior to the start of financial year 2007 (FY07). Such has been the success of the Business Transformation Programme, that we are on target to deliver an incremental £4m savings in FY07 and £3m in FY08, as previously announced.

In addition to this we expect to see incremental annualised savings of £5-6m by FY09 as a consequence of the proposed outsourcing of the secondary distribution network and vending and chiller re-manufacturing operations, at a one-off exceptional cost of £3-4m in FY08. The proposals would also reduce capital expenditure requirements by £2-3m from FY08. Related to this proposal, we have disposed of our depot in Tamworth, the only freehold site within the secondary retail distribution network, at a net cash consideration of £9m.

We continue to drive our Product Value Optimisation (PVO) programme and are on track to deliver £2m of savings in FY07 with the introduction of in-house large pack PET squash bottles at our Norwich factory and other vertical integration opportunities.

Acquisition of the soft drinks and related businesses of C&C Group plc

We have agreed to acquire the soft drinks and distribution businesses ("CCSD") of C&C Group plc for €249.2m (£169.5m) in cash. CCSD owns a number of leading brands in the Republic of Ireland and Northern Ireland ("the territory"), including Club, Ballygowan water, Britvic, Cidona, MiWadi, and Energise Sport, as well as the rights to Pepsi and 7Up brands in the territory through its bottling agreements with PepsiCo.

This is a great opportunity to accelerate earnings growth and provides us with a leading position in the soft drinks markets in the territory. Additionally, there is exciting potential for anticipated synergies of €14m, as well as brand and product expansion and innovation.

This is an important acquisition for Britvic as we seek to grow the business both within the UK and by selective international expansion. We are very pleased to welcome an experienced and highly capable CCSD senior management team and their colleagues. We believe we have many opportunities to further develop both CCSD's own brands and the Pepsi and 7Up brands in these markets. Completion is expected before 31 August 2007.

Current trading and outlook

The encouraging trading trends seen over the period have continued through the early weeks of the second half and as a result, Management remain confident with regard to the full year outcome. However as we enter this more important and typically more volatile period, the soft drinks market as a whole will face much stronger comparatives.

Financial and business review

The following discussion is based on Britvic's results for the 28 weeks ended 15 April 2007 ('the period') compared with the same period last year.

Key performance indicators

The principal key performance indicators that Management uses to assess the performance of the Group in addition to income statement measures of performance are as follows:

Volume growth – number of litres sold by the Group relative to prior period.

Average Realised Price (ARP) – average revenue per litre sold.

Revenue growth – sales achieved by the Group relative to prior period.

Brand contribution margin – revenue less material costs and all other marginal costs that Management considers to be directly attributable to the sale of a given product, divided by revenue. Such costs include brand specific advertising and promotion costs, raw materials, and marginal production and distribution costs. Management uses the brand contribution margin to analyse Britvic's financial performance, because it provides a measure of contribution at brand level.

Operating profit margin – operating profit before exceptional items and before the deduction of interest and taxation divided by revenue.

Free cash flow – net cash flow excluding movements in borrowings, dividend payments and non cash exceptional items.

Return on invested capital (ROIC) - ROIC is a performance indicator used by Management and defined as operating profit after tax before exceptional items as a percentage of invested capital. Invested capital is defined as non-current assets plus current assets less current liabilities, excluding all balances relating to interest bearing liabilities and all other assets or liabilities associated with the financing and capital structure of the Group and excluding any deferred tax balances.

Overview

In the period total volumes were up 7.9% on the prior year with total revenues up 9.3% at £353.6m. Operating profit before exceptional items for the period was up 30.1% to £24.2m with operating profit margin also showing improvement at 6.8%, up 1.1%pts. PAT for the period was £10.9m up 67.7% on the prior period, with EPS up 66.7%.

Stills	28 weeks ended 15 April 2007 £m	28 weeks ended 16 April 2006 £m	% change
Volume (millions litres)	229.9	213.8	7.5
ARP per litre	72.6p	71.9p	1.0
Revenue	166.8	153.7	8.5
Brand contribution	76.9	69.9	10.0
Brand contribution margin	46.1%	45.5%	0.6%pts

In stills we have seen continued strong growth with revenue up 8.5% driven by the success of Fruit Shoot H_20 which further strengthened its position as the number one kid's water; the continuing growth in Robinsons squash with the new large pack facilities enabling us to compete effectively with own label; and J_20's strong performance.

Britvic has out-performed the market over the period with Britvic volumes up 7.5% against a market up 1.7%. Stills have also seen a continued improving ARP up 1% for the period.

The brand contribution margin up 0.6%pts at 46.1% has been impacted by the continued strategic decision to focus an increasing proportion of advertising and promotional (A&P) spend on stills, although this has been mitigated by our PVO programme again predominantly focused on stills with the impact of the new in-house bottling facilities at Norwich.

Carbonates	28 weeks ended 15 April 2007 £m	28 weeks ended 16 April 2006 £m	% change
Volume (millions litres)	449.1	415.6	8.1
ARP per litre	39.0p	38.5p	1.3
Revenue	175.2	159.8	9.6
Brand contribution	68.0	60.6	12.2
Brand contribution margin	38.8%	37.9%	0.9%pts

In carbonates we have delivered a strong performance with volumes up 8.1% in the period driven by a growing presence in the increasingly important discounters sector which accounts for just over half of the growth in the period and shows a similar ARP and margin profile to the rest of the business, and by the strength of the Pepsi brand proposition which continues to deliver further market share gains despite an increasingly competitive sector.

Neilson data excludes the discounters but even after taking out the growth associated with this sector our underlying carbonates growth of around 4% still out-performed the market which grew 1.7% year on year. Allied with the strong volume growth was an increase in ARP which generated strong revenue growth of nearly 10%.

Direct product cost increases below inflation were more than offset by the reduction in A&P spend, which, as already explained, was focused on stills, and hence carbonates brand contribution continues to trend upwards

International

	28 weeks ended 15 April 2007 £m	28 weeks ended 16 April 2006 £m	% change
Volume (millions litres)	17.2	15.9	8.2
ARP per litre	67.4p	62.3p	8.2
Revenue	11.6	9.9	17.2
Brand contribution	3.1	2.8	10.7
Brand contribution margin	26.7%	28.3%	(1.6)%pts

The International business continues to achieve improved results with both volume and ARP growth of 8.2%, and revenue growth of 17.2% driven by further distribution gains for Robinsons squash in the recent launch markets of Sweden and Denmark. The Fruit Shoot business in the Netherlands is continuing to perform strongly with volumes doubling versus the same period last year resulting in Fruit Shoot being the fastest growing brand in the category.

The decrease in the brand contribution margin can be explained by an increase in A&P spend as we continued our launch campaign into the Nordic countries, and the effect of the increase in direct product costs up 4.5% reflecting the higher volume and value of stills products sold.

Costs and overheads

	28 weeks ended 15 April 2007 £m	28 weeks ended 16 April 2006 £m	% change
Non brand A&P*	(4.4)	(3.5)	(25.7)
Fixed supply chain**	(34.2)	(36.1)	5.3
Selling costs**	(46.5)	(44.2)	(5.2)
Overheads and other*	(38.7)	(30.8)	(25.6)
Total	(123.8)	(114.6)	(8.0)
Total A&P spend	*(24.3)*	*(23.3)*	*(4.3)*
A&P as a % of net revenue	*6.9%*	*7.2%*	

* contained within Administration Expenses

** contained within Selling and Distribution Costs

Overall, we have maintained our investment in total A&P at circa 7% of net revenue to continue our long term brand building programme. We continue our strategy of a more selective focus on A&P spend in those areas where we believe we will get the best results.

Fixed supply chain costs are down by circa £2m due in part to the benefit of cost savings from our Business Transformation Programme. The increase in selling costs is a reflection of the strong revenue performance and the correlation between that and the higher investment made in customer space for promotional activity etc; and the fact that last year the phasing of spend was proportionately higher in the second half. The increase in overheads and other of circa £8m reflects an increase of £5.7m in the employee bonus provision reflecting the strong revenue and profit performance over the period and a £0.8m buy as you earn share scheme cost which only commenced in April 2006.

Exceptional items

During the period, Britvic incurred exceptional operating costs totalling £4.8m. These comprised:

- Restructuring costs of £1.8m resulting from the £4m Business Transformation Programme overhead cost savings identified for FY07 and relate principally to redundancy costs and advisor fees.
- The £1.7m cost of transitional award shares vesting under the Performance Share Plan (PSP). As we announced last year, in addition to the annual PSP awards, a one-off transitional award was made to approximately 90 of the most senior managers within the business. The award vests in three tranches over the three financial years 2005/6, 2006/7 and 2007/8. It is designed to aid the transition from Long Term Incentive plans which terminated on separation from IHG, whilst also serving as a retention and incentive plan measured by ROIC and is paid in shares, which forms part of a shareholding requirement for senior executives. The charge of £1.7m for the period is in line with guidance given in November for a full year charge of between £2-4m.
- A non cash charge of £0.2m relating to IHG share options held by Britvic employees which is purely an accounting entry.
- A £1.1m returnable bottle impairment relates to an impairment made for returnable glass bottle stocks held in inventory which are redundant due to the strategic move to a more profitable programme of non-returnable bottles.

Exceptional operating costs are £9.8m lower than the same period last year. This is primarily due to the following costs incurred in the prior year: listing costs of £5.4m; £1.9m one-off cost of the all-employee share award announced at the time of flotation; and higher restructuring costs incurred.

All exceptional costs in the period are tax deductible. The share incentive scheme costs will attract deductions but on a basis different to the accounting treatment.

Interest

The net finance charge before exceptional items for the period for the Group was £9.0m compared with £9.2m in same period in the prior year.

Taxation

The tax charge of £4.3m before exceptional items represents an effective tax rate of 28.2%, a rate lower than the UK statutory rate of 30% due to a greater focus on the management of taxation as an independent plc. The effective tax rate as reported in the accounts for the same period last year was 30.9%. Including the effect of exceptional items, the effective tax rate was 33.0% for the period.

Earnings per share

EPS for the period, adjusted for exceptional items, was 5.0p, up 66.7% on EPS for the same period last year of 3.0p. Basic EPS (after exceptional items) for the period was 3.2p compared with a loss per share of 2.6p for the same period last year.

Dividends

The Board is recommending an Interim dividend for 2007 of 3.3p per share, an increase of 10% on the dividend last year with a total value of £7.1m. The Interim dividend will be paid on 29 June 2007 to shareholders on record as at 1 June 2007.

Cash flow and net debt

There has been a £30.1m pre-exceptional free cash flow improvement on the same period last year. This improvement has been principally driven by the following:

- Lower net capital expenditure in the period (£14.3m) than the same period last year (£27.4m).
- An additional pension contribution of £10m in the period compared to £30m last year.

Net debt defined as current and non-current borrowings less cash, was £309.8m at 15 April 2007 compared to £362.5m at 16 April 2006. This is due in the main to a special dividend of £98.5m paid out in the prior year compared to £15.1m (final for FY06) paid in the period.

Capital employed

Non-current assets have reduced from £329.9m at 16 April 2006 to £305.9m at 15 April 2007 due in part to more tightly controlled capital expenditure which is down £13.1m compared to the same period last year. Depreciation has decreased by £1.3m compared to the same period last year.

Share price and market capitalisation

At 15 April 2007 the closing share price for Britvic plc was 339.5p. The Group is a member of the FTSE 250 index with a market capitalisation of approximately £733m at the period end.

Treasury management

A key activity in the period was to replace around £229m of bank-based borrowings with the proceeds of a private placement. The issue of the placement, largely in the US, had the following features:

- a maturity ranging from 7 to 12 years;
- sterling and US dollar proceeds (the latter swapped to sterling);
- all proceeds on an effective fixed-interest rate basis.

Pensions

The Group operates a pension scheme, which has both a defined benefit fund and a defined contribution fund. The defined benefit section of the scheme was closed on 1 August 2002, and since this date new employees have been eligible to join the defined contribution section of the scheme. As a result of the full actuarial valuation carried out as at 31 March 2004, further contributions of £30m were made in March and December 2005 and an additional £10m in December 2006. Additional annual contributions of £10m will be made in December 2007 to 2010 (total of £40m) in order to further reduce the deficit in the scheme. A full actuarial valuation is currently being prepared in line with the normal three year cycle as at 31 March 2007, the results of which will be reflected in the year end financial statements. The results of this valuation are not yet available.

The Group IAS 19 deficit at the half year was £16.8m (£65.8m at 1 October 2006). The decrease in the deficit is due to changes in actuarial assumptions applied as at 15 April 2007. It should be noted that this is an accounting valuation and subject to high volatility.

BRITVIC PLC

INTERIM FINANCIAL STATEMENTS
FOR THE 28 WEEKS TO 15 APRIL 2007

Company number: 5604923

BRITVIC PLC

INDEPENDENT REVIEW REPORT TO BRITVIC PLC

We have been instructed by the company to review the financial information for the 28 weeks ended 15 April 2007 which comprises consolidated income statement, consolidated balance sheet, consolidated cash flow statement, consolidated statement of recognised income and expense, and the related notes 1 to 8. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 15 April 2007.

Ernst & Young LLP
Nottingham
18 May 2007

BRITVIC PLC

CONSOLIDATED INCOME STATEMENT
For the 28 weeks ended 15 April 2007

	Note	(Unaudited) 28 Weeks Ended 15 April 2007			(Unaudited) 28 Weeks Ended 16 April 2006			(Audited) 52 Weeks Ended 1 October 2006		
		Before Exceptional items	Exceptional items	Total	Before Exceptional items	Exceptional items	Total	Before Exceptional items	Exceptional items	Total
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue		353.6	-	353.6	323.6	-	323.6	677.9	-	677.9
Cost of sales		(139.9)	-	(139.9)	(127.4)	-	(127.4)	(263.5)	-	(263.5)
Gross profit		**213.7**	-	**213.7**	**196.2**	-	**196.2**	**414.4**	-	**414.4**
Selling and distribution costs		(126.5)	-	(126.5)	(118.0)	-	(118.0)	(231.0)	-	(231.0)
Administration expenses	3	(63.0)	(4.8)	(67.8)	(59.6)	(14.6)	(74.2)	(109.7)	(19.1)	(128.8)
Operating profit		**24.2**	**(4.8)**	**19.4**	**18.6**	**(14.6)**	**4.0**	**73.7**	**(19.1)**	**54.6**
Finance income		0.8	-	0.8	-	-	-	0.2	-	0.2
Finance costs		(9.8)	(0.1)	(9.9)	(9.2)	(0.1)	(9.3)	(18.0)	(0.3)	(18.3)
Profit/(loss) before tax		**15.2**	**(4.9)**	**10.3**	**9.4**	**(14.7)**	**(5.3)**	**55.9**	**(19.4)**	**36.5**
Taxation	5	(4.3)	0.9	(3.4)	(2.9)	2.7	(0.2)	(16.3)	4.0	(12.3)
Profit/(loss) for the period attributable to the equity shareholders		**10.9**	**(4.0)**	**6.9**	**6.5**	**(12.0)**	**(5.5)**	**39.6**	**(15.4)**	**24.2**
Earnings per share	6									
Basic earnings per share		5.0p	(1.8p)	3.2p	3.0p	(5.6p)	(2.6p)	18.4p	(7.2p)	11.2p
Diluted earnings per share		5.0p	(1.8p)	3.2p	3.0p	(5.6p)	(2.6p)	18.3p	(7.1p)	11.2p
Dividends										
Paid in the period										
Dividend per share (pence)				7.0			45.9			48.9
Total dividend (£m)				15.1			98.5			105.0
Proposed after the balance sheet date										
Dividend per share (pence)				3.3			3.0			7.0
Total dividend (£m)				7.1			6.5			15.1

BRITVIC PLC

CONSOLIDATED BALANCE SHEET
At 15 April 2007

	Note	(Unaudited) 15 April 2007 £m	(Unaudited) 16 April 2006 £m	(Audited) 1 October 2006 £m
Assets				
Non-current assets				
Property, plant and equipment		207.6	232.4	218.2
Intangible assets		95.9	95.1	95.4
Trade and other receivables – lease premiums		2.4	2.4	2.4
		305.9	329.9	316.0
Current assets				
Inventories		35.5	37.3	31.7
Trade and other receivables		132.3	115.7	99.6
Other financial assets		0.3	0.2	0.6
Income tax receivable		1.1	5.7	-
Cash and cash equivalents		9.1	1.2	19.2
		178.3	160.1	151.1
Total assets		**484.2**	**490.0**	**467.1**
Equity and liabilities				
Issued capital	7	(43.2)	(43.2)	(43.2)
Share premium	7	(2.5)	-	(2.5)
Own shares	7	0.3	0.5	0.5
Share scheme reserve	7	(4.9)	(5.7)	(4.5)
Hedging reserve	7	0.5	-	0.4
Retained earnings	7	87.3	116.6	107.0
Total equity	7	**37.5**	**68.2**	**57.7**
Non-current liabilities				
Interest-bearing loans and borrowings	4	(297.8)	(354.2)	(284.3)
Deferred tax liabilities		(17.5)	(7.1)	(3.3)
Pension liability		(16.8)	(48.9)	(65.8)
		(332.1)	(410.2)	(353.4)
Current liabilities				
Trade and other payables		(166.5)	(138.3)	(147.7)
Interest-bearing loans and borrowings	4	(21.1)	(9.5)	(17.5)
Other financial liabilities		(2.0)	(0.2)	(1.0)
Income tax payable		-	-	(5.2)
		(189.6)	(148.0)	(171.4)
Total liabilities		**(521.7)**	**(558.2)**	**(524.8)**
Total equity and liabilities		**(484.2)**	**(490.0)**	**(467.1)**

BRITVIC PLC

CONSOLIDATED CASH FLOW STATEMENT
For the 28 weeks ended 15 April 2007

	(Unaudited) 28 Weeks Ended 15 April 2007	(Unaudited) 28 Weeks Ended 16 April 2006	(Audited) 52 Weeks Ended 1 October 2006
	£m	£m	£m
Cash flows from operating activities			
Profit from continuing operations before tax and net finance costs	19.4	4.0	54.6
Depreciation	19.2	20.5	38.3
Amortisation	2.0	2.5	4.7
Share based payments	3.7	7.8	7.8
Net pension charge less contributions	(9.4)	(29.4)	(29.6)
(Increase)/decrease in inventory	(3.8)	0.6	6.2
(Increase)/decrease in trade and other receivables	(32.7)	(11.9)	2.2
Increase/(decrease) in trade and other payables	21.1	(6.0)	3.8
Loss on disposal of property, plant and equipment	2.8	1.8	4.0
Loss on disposal of intangible assets	-	-	0.4
Income tax paid	(7.1)	(3.7)	(3.8)
Net cash flows from operating activities	**15.2**	**(13.8)**	**88.6**
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	-	0.2	0.2
Interest received	0.8	-	0.2
Purchase of property, plant and equipment	(11.8)	(26.7)	(29.4)
Purchase of intangible assets	(2.5)	(0.9)	(3.8)
Net cash flows used in investing activities	**(13.5)**	**(27.4)**	**(32.8)**
Cash flows from financing activities			
Issue costs paid	(0.8)	(0.1)	(0.2)
Interest paid	(11.8)	(5.8)	(16.4)
Interest-bearing loans received	321.6	364.4	667.0
Interest-bearing loans repaid	(302.5)	(233.9)	(598.4)
Repayment of borrowings	-	(2.8)	(2.8)
Purchase of own shares	(3.2)	(0.5)	(0.5)
Increase in share capital	-	0.2	0.3
Dividends paid to equity shareholders	(15.1)	(98.5)	(53.3)
Dividends paid to previous shareholders	-	-	(51.7)
Net cash flows from financing activities	**(11.8)**	**23.0**	**(56.0)**
Net decrease in cash and cash equivalents	(10.1)	(18.2)	(0.2)
Cash and cash equivalents at beginning of period	19.2	19.4	19.4
Cash and cash equivalents at end of period	**9.1**	**1.2**	**19.2**

BRITVIC PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the 28 weeks ended 15 April 2007

	(Unaudited) 28 Weeks Ended 15 April 2007	(Unaudited) 28 Weeks Ended 16 April 2006	(Audited) 52 Weeks Ended 1 October 2006
	£m	£m	£m
Actuarial gain/(loss) on defined benefit pension scheme	39.6	6.7	(10.8)
Current tax on additional pension contributions	3.0	9.0	9.0
Deferred tax on pension liability	(14.9)	(11.0)	(5.7)
Movement in cash flow hedges	0.1	1.0	0.6
Deferred tax on share options granted to employees	(0.3)	1.1	0.1
Current tax on share options exercised	0.4	0.6	1.1
Net income/(expense) recognised directly in equity attributable to equity shareholders	**27.9**	**7.4**	**(5.7)**
Profit/(loss) for the period	6.9	(5.5)	24.2
Total recognised income for the period	**34.8**	**1.9**	**18.5**

BRITVIC PLC

NOTES TO THE FINANCIAL INFORMATION

For the period ended 15 April 2007

1. Basis of preparation

This interim financial information comprises the consolidated balance sheet as at 15 April 2007 and 16 April 2006 and related consolidated income statement, consolidated cash flow statement and consolidated statement of recognised income and expense for the 28 weeks then ended and for the 52 weeks ended 1 October 2006 of Britvic plc ('financial information'). This financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority. This financial information has been prepared using the principal accounting policies as set out in pages 43 - 50 of the Group's annual financial statements for the 52 weeks ended 1 October 2006. In preparing these interim financial statements the Group has chosen not to apply IAS 34 'Interim Financial Reporting'.

This interim report does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985. It has been reviewed but not audited by the Group's auditors. The statutory accounts for Britvic plc for the 52 weeks ended 1 October 2006, which were prepared under IFRS, have been delivered to the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement made under section 237 (2) or (3) of the Companies Act 1985.

2. Segmental reporting

The directors consider that the Group has only one reportable geographic segment, being the UK, and one business segment being the manufacture and sale of soft drinks. The directors consider that the risks and returns of the Group's products are similar in nature.

3. Exceptional items before interest and taxation

Exceptional items are those items of financial performance that Britvic plc believes should be separately disclosed by virtue of the nature and infrequency of the events giving rise to them to allow shareholders to understand better the elements of financial performance in the period so as to facilitate comparison with prior periods and to assess trends in financial performance more readily.

	28 Weeks Ended 15 April 2007 £m	28 Weeks Ended 16 April 2006 £m	52 Weeks Ended 1 October 2006 £m
Listing costs	-	(5.4)	(5.5)
Incentive schemes directly associated with the flotation	(1.9)	(6.6)	(6.6)
Restructuring costs	(1.8)	(2.6)	(7.0)
Returnable bottle impairment	(1.1)	-	-
Exceptional costs	**(4.8)**	**(14.6)**	**(19.1)**

"Listing costs" relates to various costs incurred in pursuit of the listing on the London Stock Exchange which include advisors' fees.

"Incentive schemes directly associated with the flotation" include all-employee share schemes and management incentives. The cost in the 28 weeks ended 15 April 2007 relates to a transitional award granted to members of both the senior leadership team and the senior management team shortly after flotation, the purpose of which is to compensate these individuals for the loss of existing long-term incentive bonuses which were discontinued upon flotation.

"Restructuring costs" includes the costs of the major restructuring programmes. These costs relate principally to redundancy costs and advisors' fees.

"Returnable bottle impairment" relates to an impairment made for returnable glass bottle stocks, held in inventory, which are redundant due to the move to non-returnable bottles.

4. Analysis of changes in interest-bearing loans and borrowings

	28 Weeks Ended 15 April 2007 £m	28 Weeks Ended 16 April 2006 £m	52 Weeks Ended 1 October 2006 £m
Non-current liabilities	284.3	219.3	219.3
Current liabilities	17.5	13.9	13.9
At the beginning of the period	301.8	233.2	233.2
Issue of US$ Notes	228.5	-	-
New unsecured loans	93.1	364.4	667.0
Issue costs of new loans/US$ Notes	(0.8)	(0.1)	(0.1)
Amortisation of issue costs	0.2	0.1	0.1
Borrowings repaid	(302.5)	(233.9)	(598.4)
Translation gain on US$ Notes	(1.4)	-	-
At the end of the period	**318.9**	**363.7**	**301.8**
Non-current liabilities	297.8	354.2	284.3
Current liabilities	21.1	9.5	17.5

On 20 February 2007, Britvic plc issued US$450m of Senior Notes ('the Notes') in the United States Private Placement market. The proceeds of the issue were used to repay a £150m term loan, with the remainder being used to repay the amounts drawn on the Group's revolving credit facility.

The amount, maturity and interest terms of the Notes are shown in the table below:

Series	Tranche	Maturity date	Amount	Interest terms
A	7 year	20 February 2014	US$87m	Fixed at 5.80%
B	7 year	20 February 2014	US$15m	US$ LIBOR + 0.5%
C	7 year	20 February 2014	£25m (US$49m)	Fixed at 6.11%
D	10 year	20 February 2017	US$147m	Fixed at 5.90%
E	12 year	20 February 2019	US$126m	Fixed at 6.00%
F	12 year	20 February 2019	£13m (US$26m)	Fixed at 5.94%

Britvic plc will make semi-annual interest payments in US dollars, other than the interest due on series B which is payable quarterly, with the first payment being on 21 May 2007. The Notes are unsecured and rank pari passu in right of repayment with other senior unsecured indebtedness of the Company. In order to manage the risk of foreign currency and interest rate fluctuations, the Group has entered into currency swaps whereby fixed / floating US dollar interest is swapped for fixed sterling interest. The swap contracts have the same duration and other critical terms as the borrowings which they hedge.

As a result of applying hedge accounting, the translation gain shown above of £1.4m has been offset by an equivalent change in the fair value of the swap arrangements.

BRITVIC PLC

NOTES TO THE FINANCIAL INFORMATION

For the period ended 15 April 2007

5. Taxation

The tax charge on profit before tax, excluding the impact of exceptional items has been calculated using an estimated effective annual rate of 28.2% (2006: 30.9%). Including tax on exceptional items, this leaves an estimated tax charge of £3.4m for the 28 weeks ended 15 April 2007 (£0.2m for the 28 weeks ended 16 April 2006). The tax charge before exceptional items of £4.3m includes £2.1m of foreign tax.

6. Earnings per share

	28 Weeks Ended 15 April 2007 £m	28 Weeks Ended 16 April 2006 £m	52 Weeks Ended 1 October 2006 £m
Basic earnings per share for reported earnings			
Net profit/(loss) for the period attributable to ordinary shareholders	6.9	(5.5)	24.2
Weighted average number of ordinary shares in issue for basic earnings per share	215.5	214.9	215.4
Basic earnings per share for profit/(loss) for the period	**3.2p**	**(2.6p)**	**11.2p**
Diluted earnings per share for reported earnings			
Net profit/(loss) for the period attributable to ordinary shareholders	6.9	(5.5)	24.2
Weighted average number of ordinary shares in issue for diluted earnings per share	218.1	214.9	216.7
Diluted earnings per share for profit/(loss) for the period	**3.2p**	**(2.6p)**	**11.2p**
Basic earnings per share for pre-exceptional earnings			
Net profit/(loss) for the period attributable to ordinary shareholders	6.9	(5.5)	24.2
Add: Net impact of exceptional items	4.0	12.0	15.4
Net profit for the period attributable to ordinary shareholders (before exceptional items)	10.9	6.5	39.6
Weighted average number of ordinary shares in issue for basic earnings per share	215.5	214.9	215.4
Basic earnings per share for pre-exceptional earnings	**5.0p**	**3.0p**	**18.4p**
Diluted earnings per share for pre-exceptional earnings			
Net profit for the period attributable to ordinary shareholders (before exceptional items)	10.9	6.5	39.6
Weighted average number of ordinary shares in issue for diluted earnings per share	218.1	218.4	216.7
Diluted earnings per share for pre-exceptional earnings	**5.0p**	**3.0p**	**18.3p**

BRITVIC PLC

NOTES TO THE FINANCIAL INFORMATION

For the period ended 15 April 2007

7. Reconciliation of movements in equity

	Issued capital	Share premium	Own shares	Share scheme reserve	Hedging reserve	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m
At 2 October 2006	(43.2)	(2.5)	0.5	(4.5)	0.4	107.0	57.7
Total recognised (income)/expense for the period	-	-	-	-	0.1	(34.9)	(34.8)
Own shares purchased for share schemes	-	-	3.2	-	-	-	3.2
Own shares awarded for share schemes	-	-	(3.4)	-	-	3.4	-
Movement in share schemes	-	-	-	(0.4)	-	(3.3)	(3.7)
Payment of dividend	-	-	-	-	-	15.1	15.1
At 15 April 2007	**(43.2)**	**(2.5)**	**0.3**	**(4.9)**	**0.5**	**87.3**	**37.5**

8. Post balance sheet events

On 30 April 2007 a sale and leaseback transaction with regard to one of the Group's depots completed.

On 14 May 2007 the Group reached an agreement to buy the soft drinks and distribution businesses, CCSD, of C&C Group plc. The transaction will now be reviewed by the competition authorities, as defined by Irish competition law, and it is expected that completion of the transaction will occur by 31 August 2007.

Please refer to the Chief Executive's Review where further details of these post balance sheet events are given.

END